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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05042675

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37469

RECEIVED APR 0 4 2005

VF 4-28-05

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts & Ryan Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Bruno, CPA
(Name — *if individual, state last, first, middle name*)

391 Taylor Blvd., Suite 105 Pleasant Hill, CA 94523
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments Inc., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



PHYLLIS SECOSKY
Commission # 1319514
Notary Public - California
Marin County
My Comm. Expires Sep 29, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert J. Bruno
Certified Public Accountant
391 Taylor Boulevard, Suite 105
Pleasant Hill, CA 94523
Phone: (925) 676-1960
Fax: (925) 676-6339

Independent Auditor's Report

Board of Director's
Roberts and Ryan Investments, Inc.

I have audited the accompanying statement of financial condition of Roberts and Ryan Investments, Inc. as of January 31, 2005, and the related statement of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments, Inc. at January 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert J. Bruno CPA
Pleasant Hill, California
March 14, 2005

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2005

Assets

Cash	$ 61,870
Certificate of deposit	56,040
Deposits with clearing organizations(cash $1,500 and securities with a market value of $99,398)	100,898
Receivable from broker-dealers and clearing organizations	109,425
Accrued interest receivable	553
Securities owned at market value	30,998
Prepaid expense	9,887
Deferred tax asset	12,436
Total current assets	382,107
Equipment	
Furniture and equipment	37,854
Less accumulated depreciation	(35,294)
Equipment – net	2,560
Other assets	
Deposit	800
Total other assets	800
Total assets	$ 385,467

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2005

Liabilities and Stockholder's Equity

Accounts payable	$ 7,735
Accrued expenses	38,802
Total current liabilities	46,537
Stockholder's equity	
Capital stock	70,000
Additional paid-in capital	3,850
Retained earnings	265,080
Total stockholder's equity	338,930
Total liabilities and stockholder's equity	$ 385,467

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Income and Retained Earnings
For the Year Ended January 31, 2005

Revenues	
Commissions	$ 824,063
Trading gains	1,931
Total revenues	825,994
Expenses	
Advertising	5,687
Automobile	3,638
Bank charges	767
Claims	7,000
Commissions	384,810
Depreciation	3,896
Dues and subscriptions	3,315
Insurance	2,099
Legal and accounting	17,667
Miscellaneous	857
Office supplies	12,464
Outside service	13,010
Payroll and other taxes	18,425
Pension	26,802
Rent	19,359
Regulatory fees	7,689
Salaries	308,764
Telephone	8,062
Travel and promotion	14,725
Total expense	859,036
Other income (expense)	
Interest	2,554
Gain on sale of securities	13
Loss before income taxes	(30,475)
Income tax (expense) benefit	4,906
Net loss	(25,569)
Beginning retained earnings	290,649
Ending retained earnings	$ 265,080

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2005

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at February 1, 2004	$ 70,000	$ 3,850	$ 290,649	$ 364,499
Net loss			(25,569)	(25,569)
Balances at January 31, 2005	$ 70,000	$ 3,850	$ 265,080	$ 338,930

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Cash Flows
For the Year Ended January 31, 2005

Cash flows from operating activities	
Net loss	$ (25,569)
Adjustments to reconcile net loss to net cash provided (used) by operating activities	
Deferred income taxes	(5,957)
Gain on sale of securities	(13)
Depreciation	3,896
Securities sold – write-down	5,486
(Increase) decrease in:	
Certificates of deposit	(450)
Deposits held by clearing broker	(100,898)
Receivable from brokers and clearing organizations	61,789
Accrued interest receivable	(553)
Securities owned	(30,998)
Prepaid expenses	(9,550)
Increase (decrease) in:	
Accounts payable	5,639
Accrued expense	(27,178)
Income taxes	(6,678)
Net cash provided (used) by operating activities	(131,034)
Cash flows from investing activities:	
Proceeds from sale of securities	10,829
Net cash provided (used) by investing activities	10,829
Net decrease in cash	(120,205)
Cash balance at beginning of year	182,075
Cash balance at end of year	$ 61,870
Supplementary information	
Cash paid for taxes	$ 10,472
Cash paid for interest	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of California on February 23, 1987. The Company is a broker/dealer and is engaged in selling general securities, limited partnership interests, mutual funds and bonds, primarily in Northern California.

Method of Accounting

The financial statements are prepared on the accrual method of accounting. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expense reported on a trade-date basis.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Receivable from Broker-Dealers and Clearing Organizations

Commissions receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the assets, which is five years. Total depreciation expense for the year is $3,896.

Note 1 – Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the year ended January 31, 2005 was $5,687.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension

The Company has a pension plan consisting of a Money Purchase Pension Plan and a Profit Sharing Plan. To be eligible the employee must be 21 years of age and have 2 years of service with the Company.

The Money Purchase Pension Plan contribution is ten percent (10%) of the eligible employee compensation. The contribution to the Money Purchase Pension Plan for the year amounted to 26,802.

The Profit Sharing Plan is discretionary and is determined by the Company's Board of Directors. The Board of Directors has determined to fund $0 for the current year.
It is the Company's policy to fund the pension costs annually.

The employees are offered various options to invest the funds, none of which involve the Company's stock.

Note 1 – Summary of Significant Accounting Policies (continued)

FDIC Insurance Limits

The Company had funds in excess of the $100,000 federally insured limits on deposit at financial institutions during the period.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The estimated fair values of these financial instruments at January 31, 2005 are as follows:

	Assets/Liabilities	
	Carrying Amount	Fair Value
Cash	$ 61,870	$ 61,870
Certificate of Deposit	56,040	56,040
Deposits with clearing organization	100,898	100,898
Accounts Receivable	109,425	109,425
Securities owned	30,998	30,998
Other	11,240	11,240
Current Liabilities	(41,537)	(41,537)
	$ 328,934	$ 328,934

Concentration of Credit Risk

In the normal course of business, the Company's activities do not involve the execution, settlement, and financing of customer securities transactions. Thus, these activities do not expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill it's contractual obligations. The Company is paid commissions for cash, rather than margin or credit transactions. Therefore, the Company is not exposed to risk related to credit transactions.

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2005

Note 2 – Income Taxes

The provision for taxes on income consists of the following:

Federal	$ 0
State	1,051
Deferred tax benefit	(5,957)
	$ (4,906)

At January 31, 2005, the Company has net operating loss carry-forwards of approximately $6,285, expiring in the year 2024 and $43,950 expiring in 2025.

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of January 31, 2005 was ($5,957).

The Company's deductible temporary and taxable temporary differences consist of the following:

Deductible temporary differences:	
Vacation accrual and unused losses.	$ 55,235

For January 31, 2005, it is reasonably certain that all deductible temporary differences will reverse in future years. Therefore, no valuation allowance is needed. Using minimum applicable federal and state tax rates each year, the deferred tax assets are as follows:

Total deferred tax assets - current	$ 12,436

The amounts have been presented in the Company's financial statements as follows:

Deferred tax asset	$ 12,436

Roberts and Ryan Investments Inc.
Notes to the Financial Statements
For the Year Ended January 31, 2005

Note 3 – Accrued Expenses

Accrued expenses consist of the following:

Pension	$ 26,802
Vacation	5,000
Claims	7,000
	$ 38,802

Note 4 – Certificate of Deposit

Bank of the West – interest rate 1.98%, maturity date July 31, 2005	$ 56,040

Note 5 – Deposits with Clearing Organizations

Deposits with clearing organizations, consists of the following:

	Market Value
Cash	$ 1,500
United States Treasury Note 1.500% maturity date July 31, 2005	99,398
	$100,898

Note 6 – Securities Owed

Securities owed consists of the following:

	Market Value	Accrued Interest
Municipal bonds		
10,000 San Francisco California City and County Public Utility Clean Water 4.250% Maturity October 1, 2016	$ 10,405	$ 142

Note 6 – Securities Owed (continued)

	Market Value	Accrued Interest
5,000 California State 4.750% Maturity April 1, 2017 Callable April 1, 2009	5,194	79
5,000 California State 5.000% Maturity February 1, 2018 Callable February 1, 2012	5,324	125
10,000 ABAG Financial Authority Non Profit Corp 6.20% Maturity October 1, 2027	10,075	207
Total	$ 30,998	$ 553

Note 7 – Prepaid expenses

Prepaid expenses consist of federal and state tax over payments in the following amounts:

Federal	$ 6,459
State	3,428
	$ 9,887

Note 8 – Office Lease

The Company has entered into an office lease which expires on February 28, 2006, total rent expense for the year amounted to $19,172. The minimum lease payments due over the remaining life of this lease is as follows:

2006	$ 19,080
2007	1,590
	$ 20,670

Note 9 – Related Party Transactions

The Company is the Trustee for the pension plan.

On January 26, 2005 the shareholder purchased the 1,300 shares of the NASD stock from the Company at $8.33 per share, market price at that date, which resulted in a gain of $13.00. No amounts were outstanding as a result of this transaction.

Note 10 – Common Stock

At January 31, 2004, 1,000,000 shares of no par stock were authorized and 600,000 shares were issued and outstanding.

Note 11 – Contingency

A client has made an informal claim for damages in the execution of a trade. At this time, no formal litigation has been instituted or threatened. Management believes that the ultimate disposition of this matter will not have a material impact on the Company's financial position or results of operations.

Roberts and Ryan Investments Inc.
SEC Number 8-37469
Supplementary Information

Exhibit I

Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2005, the Company had net capital of $305,684, which was $205,684 in excess of the required net capital of $100,000, the percent of aggregate indebtedness to net capital was .1522%.

Balance computed by respondent as previously reported	$ 342,782
Audit adjustments – net	(37,098)
Audited net capital at January 31, 2005	$ 305,684

Non-allowable assets

Deferred tax asset	$ 12,436
Prepaid expenses	9,887
Furniture and equipment (net of accumulated depreciation of $35,294)	2,560
Other assets	800
Total non-allowable assets per paragraph (d) of Rule 17a-5	$ 25,683

Summary of significant audit adjustments:

Claims	$ (7,000)
Accrual of pension	(26,802)
Book depreciation	(3,896)
Other including increase in non-allowable assets	600
	$ (37,098)

Exhibit II

Roberts and Ryan Investments Inc.
Computation of Net Capital
January 31, 2005

BROKER OR DEALER

as of 01/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 338,930	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			338,930	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 338,930	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 25,683	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(25,683)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 313,247	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$ 1,009	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	4,733	3733		
	3. Options		3730		
	4. Other securities	1,821	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(7,563)	3740
10.	Net Capital			$ 305,684	3750

OMIT PENNIES

Exhibit II

Roberts and Ryan Investments Inc.
Computation of Aggregate Indebtedness
January 31, 2005

BROKER OR DEALER

as of 01/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 3,102	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14.	Excess net capital (line 10 less 13)			$ 205,684	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 301,030	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 46,537	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 46,537	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 15.22	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Roberts and Ryan Investments Inc.
Exemptive Provision
January 31, 2005

BROKER OR DEALER

as of 01/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing [4335] X [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

ITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

Roberts and Ryan Investments Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2005

Board of Directors
Roberts and Ryan Investments Inc.
San Francisco, California

Exhibit III

In planning and performing my audit of the financial statements and supplementary schedules of Roberts and Ryan Investments, Inc., for the year ended January 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurances on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and the procedures referred to the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Roberts and Ryan Investments Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2005

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at January 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Bruno CPA
Pleasant Hill, California
March 14, 2005





SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH, D.C.
185
SECTION

Roberts and Ryan Investments Inc.

Financial Statements

Year Ended January 31, 2005

Roberts and Ryan Investments Inc.
Financial Statements
and
Accountants' Report

Contents